51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

KELSO TECHNOLOGIES INC.
7773 – 118A Street
North Delta, BC, V4C 6V1
Tel: 250-764-3618

Item 2 Date of Material Change

December 17, 2013

Item 3 News Release

The news releases were issued on December 18, 2013 by Marketwire.

Item 4 Summary of Material Change

The Company announced that the United States Securities and Exchange Commission (the “SEC”) has completed its review of the Company’s Registration Statement on Form 20-F and the Company is now registered as a reporting issuer under the United States Securities and Exchange Act of 1934.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that the SEC has completed its review of the Company’s Registration Statement on Form 20-F. The Company is now registered as a reporting issuer under the United States Securities and Exchange Act of 1934 and must file certain reports on EDGAR, in compliance with rules established by the SEC for foreign reporting issuers.

The Company’s Registration Statement, amendments thereto and related news releases are available on EDGAR at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

James R. Bond, CEO and President, 250-764-3618

Item 9 Date of Report

December 19, 2013